Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

January 31, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3561

Attn: Edward M. Kelly, Esq.

Re:              Plycrete, Inc.
Pre-effective Amendment 2 Registration Statement on Form S-1
Filed December 7, 2010
File No. 333-164684

Dear Mr. Kelly:

On behalf of Plycrete, Inc., a Nevada corporation (the “Company”), and in response to your letter dated December 21, 2010, regarding the Company’s Registration Statement to Form S-1, as amended (“Form S-1”), as filed with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General:

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.  In this regard, please update your summary financial information and dilution disclosures as appropriate.

Response:  We have noted the 135 day rule in regards to Rule 8-08 of Regulation S-X.  We will include updated unaudited financial statements for the quarter ended October 31, 2010 and 2009, along with the respective disclosures and management discussion and analysis.  In addition we will update our summary financial information and dilution disclosures.

Financial Statements pg. 19

General:

2. Your statements of operations, statements of changes in stockholders’ equity (deficit), and statements of cash flows each say “unaudited.”  Please revise the statements to remove the term “unaudited” or tell us why this caption appears on these financial statements.

Response:  The statements of operations, changes in stockholders' equity (deficit) and cash flows have been updated for the removal of the word "unaudited" for the July 31, 2010 financial statements. The word "unaudited" was not removed from these statements after the auditor had completed the audit in error. The statements have been audited and will be reflected as such in the amended registration statement.

3. It appears that certain items you have identified as “accumulated other comprehensive loss” should be called “comprehensive income (loss).”  In regard, please revise:

•	The title of your financial statement to say “Statements of Operations and Comprehensive Loss.”

•	The last section to say “Comprehensive Income” where it currently says “Accumulated Other Comprehensive Loss.” The total of this section should also be identified as “total comprehensive loss.”

•	Please also have your independent registered accounting firm revise its audit report as appropriate.

Please refer to FASB ASC 220-10-55

Response:  We have revised our financial statements and the auditor has updated their opinion to reflect the changes made to the statements that were audited and to reflect items identified in this comment.

Note 2 – Summary of Significant Accounting Policies, page 25
Fixed Assets, page 26

4.  It appears that the accounting policy titled “fixed assets” states the policy for your foreign currency translation.  Please revise your registration statement as appropriate.

Response:  The significant accounting policy for fixed assets has been revised and is included in Note 2 of the financial statements.  The policy titled “fixed assets” has been changed to say “Foreign Currency.”

Note 4 – License Agreement – Related Party, page 28

5.  We note your response to our prior comment eight.  Please revise to include a more specific and comprehensive discussion of the nature of the costs that you believe could have been capitalized and the specific accounting guidance that you referenced to determine that these costs could be capitalized.  In addition, given that you are continuing to develop your business plan, have not generated any revenue, and have been issued a going concern opinion, please include a specific and comprehensive discussion regarding why you believe the carrying value of the license is recoverable.

Response:  We based the accounting of the license costs from FAS 142 (ASC 350):  Goodwill and Other Intangible assets and FAS 86 (ASC 985) : Costs of Software to be sold, leased or marketed. In our previous comment letter we noted that there was approximately $21,000 spent in regards to legal fees associated with the filing of the patents.  This was capitalized in accordance with US GAAP.  Additionally, there was approximately $80,000 spent on the license after the development of a working model.  The costs consisted of testing and producing product masters.  All costs were incurred by Clem-G Plycrete, Inc.  The license was sold at its cost to Plycrete, Inc. and excluded research and development costs in the amount of $477,000 Canadian dollars.

We have noted your comment that we are a development stage company and are in the process of continuing to develop our business plan, have not generated any revenue to date and are a going concern.  SOP 98-5 (ASC 720):  Reporting on the Costs of Start-up Activities states that the costs of acquiring an intangible asset fall outside the scope of start-up activities and as such we have capitalized them.  We review our license costs for impairment annually in accordance with FAS 144 (ASC 360):  Accounting for the Impairment and Disposal of Long-Lived assets. It is the opinion of management that the fair value of the intangible asset exceeds its carrying amount and is recoverable based upon an internally developed cash flow model.  Management has noted your comment that we have had no revenue to date from which to substantiate a fair value, however management feels this is due to delays in implementing our business plan and beginning operations.  The license cost represents the largest asset and cornerstone of the Company and management believes that it would not be correct to impair the asset before operations have commenced.

Note 8 – Loss per Share, page 30

6.  The net loss for the year ended July 31, 2010, appearing in the second table, does not agree with the net loss on your statement of operations.  Please revise.

Response:  We have only included one table for the loss per share and the table has been corrected so the net loss agrees to the statement of operations and comprehensive loss for the year ended July 31, 2010.

7. Earnings per share for the year ended July 31, 2009, appearing in the second table, does not agree with the net loss per share as shown on your statement of operations.  Please revise.

Response:  We have only included one table for the loss per share and the table has been corrected so the earning per share agrees to the statement of operations and comprehensive loss for the year ended July 31, 2009.

Closing

Hopefully, this enclosed response letter and Amendment No. 3 adequately address the issues raised in your comment letter dated December 21, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Plycrete, Inc.

/s/ Clement Guevremont
Clement Guevremont
Chief Executive Officer